Investment Company Bond Declarations

BOND NO. 106750424

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1	INSURED:

WASATCH FUNDS TRUST

Principal Address:

505 WAKARA WAY

3RD FLOOR

EMIGRATION CANYON, UT 84108

(hereinafter, “Insured”)

ITEM 2	POLICY PERIOD:

Inception Date: June 13, 2022                           Expiration Date: June 13, 2023

12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com

Fax: 1-888-460-6622

Mail:   Travelers Bond & Specialty Insurance Claim

P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim

                          One Tower Square, S202A

                          Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4

If “Not Covered” is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT

A. FIDELITY
Coverage A.1. Larceny or Embezzlement	$10,000,000	$0
Coverage A.2. Restoration Expenses	$100,000	$5,000

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B. ON PREMISES	$10,000,000	$25,000

C. IN TRANSIT	$10,000,000	$25,000

D. FORGERY OR ALTERATION	$2,500,000	$25,000

E. SECURITIES	$2,500,000	$25,000

F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$10,000,000	$25,000

G. CLAIM EXPENSE	$100,000	$0

H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$100,000	$5,000

I. COMPUTER SYSTEMS
Coverage I.1. Computer Fraud	$2,500,000	$25,000
Coverage I.2. Fraudulent Instructions	$2,500,000	$25,000
Coverage I.3. Restoration Expense	$100,000	$5,000

J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000

ITEM 5	PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6	DISCOVERY PERIOD:

Additional Premium Percentage:        100% of the annualized premium

Additional Months:                              12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19021-0116; IVBB-19022-0116; IVBB-19005-0116; IVBB-19010-0116;

IVBB-10004-0916; IVBB-10010-1116; IVBB-10018-0617; IVBB-10021-0418; IVBB-19044-0518;

IVBB-19045-0319; IVBB-19038-0422; IVBB-17019-0116; IVBB-18031-0721

PRODUCER INFORMATION:

EDGEWOOD PARTNERS INS

40 MARCUS DR 3RD FL

MELVILLE, NY 11747

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Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

President	Corporate Secretary

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© 2016 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond Table of Contents

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Investment Company Bond with Extended Coverages

I.	CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of an agreed premium and subject to the Declarations and pursuant to all the terms, conditions, exclusions and limitations of this bond, the Company agrees to indemnify the Insured as set forth in ITEM 1 of the Declarations (herein called Insured) for:

II.	INSURING AGREEMENTS

A.	FIDELITY

Coverage A.1. Larceny or Embezzlement

Loss resulting directly from Larceny or Embezzlement committed by an Employee acting alone or in collusion with others.

Coverage A.2. Restoration Expenses

Restoration Expenses incurred by the Insured and resulting directly from a Computer Violation by an Employee.

B.	ON PREMISES

1.	Loss of Property resulting directly from:

a.	robbery, burglary, mysterious unexplainable disappearance or misplacement and damage or destruction; or

b.	theft, false pretenses, or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the Property was surrendered,

while the Property is lodged or deposited within offices or premises located anywhere. The premises of a Depository will be deemed premises of the Insured, but solely as respects loss of Certificated Securities. Coverage for Certificated Securities held by such Depository is limited to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository. The Company will not be liable under Insuring Agreement B for loss in connection with the central handling of securities within the systems established and maintained by any Depository unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss.

This bond does not afford any coverage in favor of any Depository or exchange or any nominee in whose name is registered any security included within the Depository’s systems.

2.

Direct loss, through any hazard specified in Insuring Agreement B.1. of any Property while such Property is within any of the Insured’s or an Investment Adviser’s offices and in the possession of any customer of the Insured, any representative of such customer or any Employee whether or not the Insured is liable for the loss thereof, and provided such loss, at the option of the Insured, is included in the Insured’s proof of loss, but excluding, in any event, loss caused by such customer, any representative of such customer, or any Employee.

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C.	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) resulting directly from robbery, larceny, theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as Messenger, except while in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination, but only while the Property is being conveyed.

D.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

1.	Negotiable Instrument (except an Evidence of Debt);

2.	Certificate of Deposit;

3.	Letter of Credit;

4.	Withdrawal Order;

5.	Acceptance;

6.	receipt for the withdrawal of Property; or

7.	instruction or advice directed to the Insured or an Investment Adviser and purportedly signed by a Customer of the Insured or by a Financial Institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in 1. through 7. above by the Insured is a condition precedent to the Insured’s having relied on the items.

E.	SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1.	acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any Original Written document that is a (an):

a.	Certificated Security;

b.	Document of Title;

c.	deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

d.	Certificate of Origin or Title;

e.	Certificate of Deposit;

f.	Evidence of Debt;

g.	corporate, partnership, or personal Guarantee;

h.	Security Agreement;

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i.	Instruction;

j.	Statement of Uncertificated Security,

that

(1)	bears a handwritten signature material to the validity or enforceability of the Original Written document that is a Forgery, but only to the extent the Forgery causes the loss;

(2)	is altered, but only to the extent the alteration causes the loss; or

(3)	is lost or stolen;

2.

guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in items 1.a. through 1.i. above; or

3.

acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an Investment Adviser, a Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured’s having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America and its territories and possessions, Canada or any other country, or of Counterfeit money orders denominated in United States or Canadian currency.

G.	CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under any Insuring Agreement covered under this bond, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement. Such expenses include costs incurred (including necessary wages of Employees) for that part of audits or examinations performed, whether or not required by State or Federal supervisory authorities and conducted either by such authorities or by independent accountants, by reason of the discovery of loss sustained by the Insured.

H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS

Damages that the Insured becomes legally liable to pay its customers resulting directly from the Insured or an Investment Adviser having:

1.	failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check or draft made or drawn by such customer; or

2.	wrongfully dishonored or wrongfully failed to certify any check or draft made or drawn by the customer of the Insured or any authorized representative of such customer.

Notwithstanding any other provision of this bond, damages under paragraph 2. above do not include the amount of any check or draft in question, or any amounts paid to the payee, endorser, or accommodation party of such check or draft.

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I.	COMPUTER SYSTEMS

Coverage I.1.    Computer Fraud

Loss resulting directly from Computer Fraud.

Coverage I.2.    Fraudulent Instructions

Loss resulting directly from the Insured or an Investment Adviser having, in good faith, caused a transfer of funds as a result of a Fraudulent Instruction when the Insured or an Investment Adviser, prior to causing the transfer of the funds, used its best efforts to verify the identity of the person transmitting the instruction; provided that if the instruction is purported to be from a Customer, the Insured, or an Investment Adviser:

a.	performed a Callback Verification with respect to such instruction; or

b.	followed commercially reasonable Security Procedures applicable to the transaction and instruction.

Such Fraudulent Instruction received and, if applicable, Callback Verification performed, must be either recorded, logged, or documented by the Insured or an Investment Adviser.

Coverage I.3.    Restoration Expenses

Restoration Expenses incurred by the Insured or an Investment Adviser and resulting from a Computer Violation by someone other than an Employee.

J.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss, including dividends and interest accrued not to exceed 15% of the value of each Item of Deposit that is deposited, resulting directly from the Insured or Investment Adviser having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit that prove to be uncollectible, provided that the crediting of such account causes:

1.	redemptions or withdrawals to be permitted;

2.	shares to be issued; or

3.	dividends to be paid.

It is a condition precedent to coverage under this Insuring Agreement that the Insured or Investment Adviser hold funds represented in Items of Deposit for the maximum number of days allowable under Regulation CC before permitting any redemptions or withdrawals, or issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit will not be deemed to be uncollectible until the Insured’s or Investment Adviser’s standard collection procedures have failed.

This Insuring Agreement applies to Insureds with exchange privileges if all funds in the exchange program are insured by the Company for Uncollectible Items of Deposit. Regardless of the number of transactions between funds, the maximum number of days allowable under Regulation CC begins from the date a deposit was first credited to any fund in the exchange program.

III.	GENERAL AGREEMENTS

A.	ORGANIC GROWTH

If an Insured or Investment Adviser, while this bond is in force, adds additional Employees other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or

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liabilities of, another institution, such Employees will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

B.	CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

If the Insured or an Investment Adviser, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a “Transaction”), coverage under this bond for loss which:

1.	has occurred or will occur in the offices or premises of such institution;

2.	has been caused or will be caused by any employee or employees of such institution; or

3.	has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

is provided as follows:

a.	Automatic Loss Sustained Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 60 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

b.	Automatic Discovery Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

C.	REPRESENTATION OF INSURED

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

D.	JOINT INSURED

This bond does not indemnify or hold harmless any Insured for loss sustained by an Investment Adviser, or by a proprietorship, partnership or corporation that is owned, controlled or operated by such Insured, and not named as an Insured hereunder, except as may be provided on a limited basis within General Agreement B., but this paragraph does not apply to loss sustained by a nominee organized by an Insured hereunder other than a holding company.

If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured fully releases the Company on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered the first named Insured. In the absence of an Insured

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being specifically next named, the Insured entity having the greatest consolidated assets of all remaining Insureds then becomes the first named Insured. Knowledge possessed or discovery made by any Insured or Investment Adviser constitutes knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Company for loss or losses sustained by all Insureds will not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

E.	COURT COSTS AND ATTORNEY’S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND

The Company will indemnify the Insured against court costs and reasonable attorney’s fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured’s liability, or alleged liability, on account of any loss, claim or damage that, if established against the Insured, would constitute a collectible loss under this bond in excess of any Single Loss Deductible Amount, provided, however, that with respect to Insuring Agreement A this indemnity will apply only in the event that:

1.	an Employee admits to being guilty of Larceny or Embezzlement;

2.	an Employee is adjudicated to be guilty of Larceny or Embezzlement; or

3.

in the absence of 1. or 2. above, an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

Such indemnity is in addition to the Single Loss Limit of Insurance for the applicable Insuring Agreement or Coverage.

The Insured or an Investment Adviser must notify the Company promptly after notice thereof, of any such suit or legal proceeding and at the request of the Company will furnish it with copies of all pleadings and other papers therein. At the Company’s election the Insured will permit the Company to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Company’s selection. In such event, the Insured and Investment Adviser will give all reasonable information and assistance, other than pecuniary, that the Company deems necessary to the defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, then the liability of the Company under this General Agreement E. is limited to the proportion of court costs and attorney’s fees incurred and paid by the Insured or by the Company that the amount recoverable under this bond bears to the total amount of the Insured’s liability or alleged liability. Any amount not recoverable by reason of the Insured’s liability or alleged liability being greater than the amount recoverable under any insuring agreement of this bond, does not serve to reduce the Single Loss Deductible Amount applicable to such Insuring Agreement or Coverage.

If the Company pays court costs and attorney’s fees in excess of its proportionate share of such costs and fees, the Insured will promptly reimburse the Company for such excess.

IV.	DEFINITIONS

As used in this bond:

A.	Acceptance means a Written draft that the drawee has, by signature thereon, engaged to honor as presented.

B.	Bond Period has the meaning set forth in section VI. CONDITIONS, C. BOND PERIOD.

C.

Callback Verification means a verbal conversation with the purported Customer, using a Pre-Determined Telephone Number, to verify the identity of the Customer and the authenticity of a funds transfer request.

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D.	Certificate of Deposit means a Written acknowledgment by an Insured or a Financial Institution of receipt of Money with an engagement to repay it.

E.

Certificate of Origin or Title means a Written document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

F.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1.	represented by a Written instrument issued in bearer or registered form;

2.	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

G.

Computer Fraud means an intentional, unauthorized, and fraudulent entry of data or computer instructions directly into, or change of data or computer instructions within, a Computer System by a natural person or entity other than an Employee, including any such entry or change made via the internet or a Network, provided that such entry or change causes:

1.	Property to be transferred, paid, or delivered;

2.	an account of the Insured, or of its customer, to be added, deleted, debited or credited; or

3.	an unauthorized or fictitious account to be debited or credited.

H.	Computer System means:

1.	any computer; and

2.	any input, output, processing, storage or communication device, or any related network, operating system or application software, that is connected to, or used in connection with, such computer,

that is rented by, owned by, leased by, licensed to, or under the direct operational control of, the Insured or an Investment Adviser.

I.	Computer Violation means:

1.	the introduction of a Computer Virus into a Computer System; or

2.	damage to, or destruction of, computer programs, software or other electronic data stored within a Computer System by a natural person, who has:

a.	gained unauthorized access to such Computer System; or

b.	authorized access to such Computer System but uses such access to cause such damage or destruction.

J.	Computer Virus means any malicious code that could destroy, alter, contaminate, or degrade the integrity, quality, or performance of:

1.	electronic data used, or stored, in any Computer System or network; or

2.	a computer network, any computer application software, or a computer operating system or related network.

K.	Counterfeit means a Written imitation of an actual, valid, or verifiable Original that is intended to deceive and to be taken as the Original.

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L.	Custodian means an institution designated by an Insured or an Investment Adviser to maintain possession and control of the Insured’s assets.

M.	Customer means, only with respect to Insuring Agreement I.2., an entity or natural person that has a Funds Transfer Agreement with the Insured or with an Investment Adviser.

N.	Depository means a clearing corporation that is:

1.	registered with the Securities Exchange Commission as a clearing agency under section 17A of the Securities Exchange Act of 1934 (15 U.S.C. 78q-1); or

2.

a Federal Reserve Bank or other person or entity authorized to operate the federal book entry system described in the regulations of the Department of Treasury codified at 31 CFR 357, Subpart B, or book-entry systems operated pursuant to comparable regulations of other federal agencies.

O.

Document of Title means a Written document that is a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other Written document that in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession that are either identified or are fungible portions of an identified mass.

P.

Electronic Data Processor means a natural person, partnership or corporation authorized in writing by the Insured or an Investment Adviser to perform services as a data processor of checks presented to the Insured by a customer or Financial Institution, but excluding any such processor who acts as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, A Federal Reserve Bank or clearinghouse will not be construed to be an Electronic Data Processor.

Q.	Electronic Record means information that is created, generated, sent, communicated, received, or stored by electronic means, and is retrievable in perceivable form.

R.	Employee means:

1.

an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 60 days after such individual’s termination of service, provided such termination is not due to employee fraud or dishonesty;

2.	a guest student or intern pursuing studies or duties in any of the Insured’s or an Investment Adviser’s offices or premises covered hereunder, while such person is performing services for the Insured;

3.	any attorney retained by the Insured or an Investment Adviser, and any employee of such attorney, but only while performing legal services for the Insured;

4.

any natural person assigned to perform the usual duties of an employee within the premises of the Insured or an Investment Adviser and under the Insured’s supervision, by contract, including such persons provided by any employment agency furnishing temporary personnel to the Insured or an Investment Adviser on a contingent or part-time basis, and including a natural person who is leased to the Insured or an Investment Adviser under a written agreement between the Insured and a labor leasing firm to perform duties related to the conduct of the Insured’s business; (all such natural persons provided by a single employment agency or labor leasing firm will collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Condition R.2.);

5.

an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, or, subject to General Agreement B., after the effective date of this bond, but only with respect to acts while an employee of such institution and which acts caused said institution to

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sustain a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;

6.

each natural person, partnership, or corporation authorized by the Insured or an Investment Adviser to perform services as an Electronic Data Processor (each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor will collectively be deemed to be one Employee for all the purposes of this bond, except with respect to Condition R.2.);

7.

any director or trustee of an Insured, Investment Adviser, underwriter (distributor), transfer agent, shareholder accounting record keeper, or administrator authorized by Written agreement with the Insured to keep financial or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured;

8.	any natural person who is a volunteer, while such person is subject to the Insured’s direction and control and is performing services for the Insured;

9.

any natural person who is a former employee retained as a consultant, pursuant to a written agreement with the Insured, while that person is subject to the Insured’s direction and control and performing services for the Insured; and

10.	any officer, partner, or employee of:

a.	an Investment Adviser;

b.	an underwriter (distributor);

c.	a transfer agent or shareholder accounting record-keeper; or

d.	an administrator authorized by written agreement to keep financial or other required records,

for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the Investment Adviser, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such Employee while on leave, regardless of whether such person remains subject to the Insured’s direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S.

Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured or an Investment Adviser that in the regular course of business is treated as evidencing the customer’s debt to the Insured.

T.	Financial Institution means:

1.	a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or

2.	a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

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provided that Financial Institution does not include any such entity, institution or organization that is an Insured or an Investment Adviser.

U.	Forgery means signing the name of another person or organization with a handwritten signature directly applied to a Written document without authority, and with the intent to deceive.

A signature written on an electronic pad that captures the signature for purposes of creating an electronic digitized image of a handwritten signature, or a reproduction of a handwritten signature, is treated the same as a handwritten signature. Any other form of electronic signature or digital signature is not treated the same as a handwritten signature.

Forgery does not mean a signature that consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

V.	Fraudulent Instruction means an intentional, fraudulent and unauthorized instruction directed to the Insured or an Investment Adviser, that is:

1.	transmitted via telefacsimile, and:

a.	purports and reasonably appears to be from a Customer, a Financial Institution, or another office of the Insured;

b.	was in fact transmitted by someone other than a Customer, a Financial Institution, or another office of the Insured; and

c.	purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer that proves to have been used by an unauthorized person; or

2.	transmitted verbally, via telephone, and purports to be from:

a.	an officer, director, partner or employee of a Customer, who is authorized by the Customer to instruct the Insured or an Investment Adviser to make such a transfer;

b.	a Customer who is a natural person; or

c.

an Employee in another office of the Insured who was authorized by the Insured to instruct other Employees to transfer funds on deposit in a Customer’s account; and was received by an Employee specifically designated to receive and act upon such instructions, but was in fact transmitted by someone other than a person described in paragraph V.2.; or

3.	transmitted via electronic mail and purports and reasonably appears to be from a Customer of the Insured, but was in fact transmitted by someone other than such Customer.

Fraudulent Instruction does not include any instruction that purports to be from a Customer unless the instruction is transmitted by a method that is authorized in the Funds Transfer Agreement between the Insured and the Customer.

W.	Funds Transfer Agreement means an agreement, signed by the Customer, that:

a.	authorizes the Insured or an Investment Adviser to rely on instructions transmitted by either voice, telefacsimile or electronic mail to make funds transfers; and

b.	provides the Insured or an Investment Adviser with the names of persons authorized to initiate funds transfers.

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X.

Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a Financial Institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

Y.	Instruction means a Written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

Z.	Investment Adviser means any entity defined in §202(a)(11) of, and registered under, the Investment Advisers Act of 1940, as amended, but only while acting on behalf of the Insured.

AA.	Item of Deposit means any checks or drafts deposited into the account of a customer, shareholder or subscriber.

BB.	Larceny or Embezzlement means larceny or embezzlement as defined in the Investment Company Act of 1940, §37 as amended.

CC.

Letter of Credit means an engagement in writing by a Financial Institution or other person made at the request of a customer that the Financial Institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

DD.

Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

EE.

Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s or Investment Adviser’s premises and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

FF.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

GG.	Negotiable Instrument means a Written document, that:

1.	is signed by the maker or drawer;

2.	contains an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

3.	is payable on demand or at a definite time; and

4.	is payable to order or bearer.

Negotiable Instrument also means a counterfeit check or Substitute Check.

HH.

Network means any and all services provided by or through the facilities of any electronic or computer communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), National Automated Clearing House Association (NACHA) and similar interbank payment or settlement systems, including any shared networks, internet access facilities, or other similar facilities for such systems in which the Insured participates, allowing the input, output, examination, or transfer of data or programs from one computer to a Computer System.

II.	Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

JJ.	Pre-Determined Telephone Number means a telephone number that:

1.	was provided by the Customer when the Customer opened the account with the Insured or an Investment Adviser;

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2.

was provided in person by the Customer after the Customer opened the account with the Insured or an Investment Adviser, while physically present on the Insured’s or Investment Adviser’s premises and while presenting a government-issued photo identification;

3.	was provided in a Funds Transfer Agreement;

4.

replaced a telephone number previously provided for the Customer’s account, provided that confirmation of the legitimacy of the change was achieved through direct contact with the Customer at a telephone number described in paragraph JJ.1., JJ.2. or JJ.3. above; or

5.

replaced a telephone number previously provided for the Customer’s account and was received by the Insured or the Investment Adviser at least 30 days prior to the receipt of the Fraudulent Instruction.

KK.

Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether Written or recorded electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property that are not hereinbefore enumerated.

LL.

Restoration Expenses means reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to restore, replace or reproduce damaged or destroyed computer programs, software or other electronic data stored within a Computer System, or that the Insured owns, holds or is responsible for, to the condition that existed immediately preceding a Computer Violation; provided that if it is determined by the Insured or Investment Adviser that such computer programs, software or other electronic data cannot reasonably be restored, replaced or reproduced, then Restoration Expenses means only the reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to reach such determination.

Restoration Expenses do not include:

1.	expenses incurred as a result of the reconstruction of computer programs, software, or other electronic data that the Insured did not have a license to use;

2.

expenses incurred to restore, replace, or reproduce damaged or destroyed computer programs, software or other electronic data if such damage or destruction was caused by computer programs, software, or other electronic data that the Insured did not have a license to use;

3.	expenses incurred to design, update, improve, or perfect the operation or performance of computer programs, software, or other electronic data; or

4.	expenses incurred to redo the work product, research, or analysis that was the basis of, or resulted in, any computer programs, software, or other electronic data stored.

MM.	Security Agreement means a Written agreement that creates an interest in personal property or fixtures and that secures payment or performance of an obligation.

NN.

Security Procedure means the Insured’s or Investment Adviser’s established authentication process, other than voice recognition, that requires the use of algorithms or other codes, identifying words or numbers, encryption, or similar security devices or procedures. The following are not considered a Security Procedure:

1.	a general statement that the Insured or Investment Adviser may establish security procedures;

2.	a statement that the Insured or Investment Adviser may perform a callback or other security procedure; or

3.	a statement that the Insured or Investment Adviser will only accept requests from persons named on the account.

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OO.	Single Loss has the meaning set forth in section VI. CONDITIONS, D. SINGLE LOSS.

PP.	Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated Security containing:

1.	a description of the issue of which the Uncertificated Security is a part;

2.	the number of shares or units:

a.	transferred to the registered owner;

b.	pledged by the registered owner to the registered pledgee;

c.	released from pledge by the registered pledgee;

d.	registered in the name of the registered owner on the date of the statement; or

e.	subject to pledge on the date of the statement;

3.	the name and address of the registered owner and registered pledgee;

4.

a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject to, or a statement that there are none of those liens, restrictions or adverse claims; and

5.	the date:

a.	the transfer of the shares or units to the new registered owner of the shares or units was registered;

b.	the pledge of the registered pledgee was registered; or

c.	of the statement, if it is a periodic or annual statement.

QQ.	Substitute Check means a paper reproduction of an Original Written check as defined in the Check Clearing for the 21st Century Act of 2003, as amended.

RR.	Transportation Company means any organization that provides its own or leased vehicles for transportation or that provides freight forwarding or air express services.

SS.	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1.	not represented by a Written instrument issued in bearer or registered form and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2.	of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

TT.

Withdrawal Order means a non-negotiable Written instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

UU.

Written means expressed through letters or marks placed upon paper and visible to the eye. It does not include information contained in an Electronic Record, or only with respect to Insuring Agreement D, information communicated via telefacsimile.

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V.	EXCLUSIONS

A.	This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F or G.

B.

This bond does not cover loss due to war, invasion, acts of foreign enemies, hostilities (whether war is declared or not), civil war, rebellion, revolution, insurrection, military or usurped power, confiscation, nationalization, requisition, or destruction of, or damage to, property by or under the order of any government, public or local authority, unless such loss occurs in transit in the circumstances recited in Insuring Agreement C and unless, when such transit was initiated, there was no knowledge of such act or condition related to any of the foregoing on the part of any person acting for the Insured in initiating such transit.

C.

This bond does not cover loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological, or chemical contamination or to any related act or incident.

D.

This bond does not cover loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned, or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured.

E.

This bond does not cover loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud, or false pretenses, except when covered under Insuring Agreement A or E.

F.	This bond does not cover loss caused by an Employee, except:

1.	when covered under Insuring Agreement A.; or

2.	when covered under Insuring Agreement B. or C. and resulting directly from mysterious unexplainable disappearance or misplacement, or unintentional destruction of or damage to Property.

G.	This bond does not cover loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification cash management or other cards:

1.	in obtaining credit or funds;

2.	in gaining access to any automated teller machine; or

3.	in gaining access to any point of sale terminal, customer-bank communication terminal, or similar electronic terminal of any electronic funds transfer system,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement A.

H.	This bond does not cover loss through the surrender of Property away from an office of the Insured or an Investment Adviser as a result of a threat:

1.

to do bodily harm to any person, except loss of Property in transit in the custody of a Messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

2.	to do damage to the premises or property of the Insured,

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except when covered under Insuring Agreement A.

I.

This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured or an Investment Adviser at the time of such payment or withdrawal, or except when covered under Insuring Agreement A.

J.

This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer’s account involving items of deposit that are not finally paid for any reason, including forgery or any other fraud, except when covered under Insuring Agreement A or J, however, this exclusion does not apply to United States Government checks or drafts that are returned to the Insured by the United States Government for any reason after the funds for said checks or drafts have been remitted to the Insured or credited to the Insured’s account.

K.

This bond does not cover loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement A, D, but only as respects Negotiable Instruments (except Evidences of Debt or Substitute Checks), E or F.

L.	This bond does not cover loss of Property while:

1.	in the mail;

2.

in the custody of any Transportation Company, unless covered under Insuring Agreement C provided however that non-negotiable instruments while in the possession and custody of any Transportation Company will be deemed to be covered under Insuring Agreement C; or

3.	located on the premises of any Transportation Company,

except	when covered under Insuring Agreement A.

M.	This bond does not cover potential income, including interest and dividends not realized by the Insured.

N.

This bond does not cover damages of any type for which the Insured is legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond.

O.

This bond does not cover any fees, costs, or other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond except when covered under Insuring Agreement G.

P.	This bond does not cover indirect or consequential loss of any nature.

Q.	This bond does not cover loss resulting from any violation by the Insured or by any Employee:

1.

of law regulating: (i) the issuance, purchase or sale of securities; (ii) securities transactions upon security exchanges or over the counter market; (iii) investment companies; or (iv) investment advisers; or

2.	of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts that caused said loss involved fraudulent or dishonest conduct that would have caused a covered loss to the Insured in a similar amount in the absence of such laws, rules or regulations.

R.

This bond does not cover loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured or an Investment Adviser, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreement A or B.1.a.

S.

This bond does not cover loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E or I.

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T.	This bond does not cover under Insuring Agreement I, in addition to all of the other exclusions, loss:

1.

resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System, who acts in good faith on instructions or advices received by telegraph, teletype, human voice over a telephone, or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured or an Investment Adviser to design, develop, prepare, supply, service, write, or implement programs for the Computer System, except when covered under Insuring Agreement I.2.;

2.

caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services; or

3.

resulting directly or indirectly from entries or changes made by an Employee acting in good faith on any electronic communication, unless such instructions are purportedly sent by a customer, Financial Institution, or automated clearing house, except when covered under Insuring Agreement I.2.

U.

This bond does not cover loss resulting directly or indirectly from Computer Fraud or mechanical breakdown or failure to function properly of any Computer System, except when covered under Insuring Agreement A, B, or I.

V.

This bond does not cover under Insuring Agreement I.2., in addition to all of the other exclusions, loss resulting directly or indirectly from the Insured’s or an Investment Adviser’s assumption of liability by contract unless the liability arises from a loss covered by Insuring Agreement I.2. and would be imposed on the Insured regardless of the existence of the contract.

W.

This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, customer lists, customer’s intellectual property, confidential processing methods, formulas, patents, computer programs, negatives, drawings, manuscripts, prints and other records of a similar nature, whether such confidential information is owned by the Insured or an Investment Adviser or held by the Insured or Investment Adviser in any capacity including concurrently with another person.

X.

This bond does not cover expenses arising from a data security breach or incident, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws, payment card industry data security standards (if applicable), or expenses related to notifying affected individuals when the affected individual’s personally identifiable customer, financial or medical information was stolen, accessed, downloaded, or misappropriated while in the Insured’s care, custody, or control.

Y.

This bond does not cover under Insuring Agreement A.1., in addition to all of the other exclusions, loss resulting directly or indirectly from the alleged or actual destruction of Property by an Employee.

Z.

This bond does not cover loss, costs, or expenses the Insured or an Investment Adviser agrees to incur, or incurs on behalf of another person or entity, when the Insured is not legally obligated to incur such loss, costs, or expenses under the Uniform Commercial Code or any other common, case, or tort law, statute, rule, or code anywhere in the world, including any rule or code of any clearing or similar organization; except when covered under Insuring Agreement I.2.

AA.

This bond does not cover loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee as to whom the bond has terminated pursuant to Condition R. Cancelation, Termination, Change or Modification, provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time the bond terminated or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time the bond terminated.

BB.

This bond does not cover loss resulting from the unauthorized online Network, Computer System or internet access to a customer account maintained by the Insured, through the use of fraudulently obtained customer login, identification, password, or authentication information, except where such

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information has been obtained directly from unauthorized fraudulent access to a secure file containing such information on a Computer System, except when covered under Insuring Agreement I.2.

CC.

This bond does not cover damages resulting from any civil, criminal, or other legal proceeding in which the Insured or Investment Adviser is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances that result directly in a loss to the Insured covered by Insuring Agreement A. For purposes of this exclusion, “racketeering activity” is defined in 18 U.S.C. 1961 et seq., as amended.

DD.	This bond does not cover any loss resulting directly or indirectly from a Fraudulent Instruction except when covered under Insuring Agreement I.2.

EE.

This bond does not cover loss or expenses due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public information by the Insured, an Investment Adviser, or any Employee, or as a result of any Employee acting upon such information, whether or not authorized.

FF.

This bond does not cover loss resulting directly or indirectly from the input of an Electronic Record into a Computer System, either on the premises of a customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

VI.	CONDITIONS

A.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership, or person, or any combination of them are included as the Insured herein:

1.

the total liability of the Company for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable hereunder if all such loss were sustained by any one of them;

2.

the Insured first named will be deemed authorized to make, adjust and receive and enforce payment of all claims under the bond and will be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms of this bond, provided however that the Company will furnish each named Insured with a copy of the bond and with any amendment to the bond, together with a copy of each formal filing of claim by any Insured and notification of the terms of any settlement of a claim prior to the execution of such settlement;

3.	the Company will not be responsible for the proper application of any payment made hereunder to the first named Insured; and

4.

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured will for the purposes of Condition B., Condition H. or Condition R. of this bond constitute knowledge or discovery by all the Insureds.

B.	DISCOVERY

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when an officer or director of the Insured or of an Investment Adviser first becomes aware of facts that would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when an officer or director of the Insured or an Investment Adviser receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances that, if true, would constitute a loss under this bond.

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C.	BOND PERIOD

Bond Period means the period of one year following the inception date of this bond or any annual anniversary thereof, or if the time between the inception or annual anniversary date and the expiration date of this bond is less than one year, then such lesser period.

D.	SINGLE LOSS

Single Loss means all covered loss, including court costs and attorney’s fees incurred by the Company under General Agreement E., resulting from:

1.	any one act or series of related acts of burglary, robbery, or attempt thereat, in which no Employee is implicated;

2.	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property;

3.	all acts or omissions other than those specified in 1. and 2. above, caused by any person (whether an Employee or not) or in which such person is implicated; or

4.	any one casualty or event not specified in 1., 2., or 3. above.

E.	SINGLE LOSS LIMIT OF INSURANCE

The Company’s liability for each Single Loss will not exceed the applicable Single Loss Limit of Insurance set forth in ITEM 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the Single Loss Limit of Insurance for each applicable Insuring Agreement or Coverage will apply separately to that part of the loss covered under such Insuring Agreement or Coverage, provided that the maximum payable for such Single Loss will not exceed the largest applicable Single Loss Limit of Insurance.

F.	DEDUCTIBLE

The Company is liable hereunder only for the amount by which any Single Loss exceeds the Single Loss Deductible Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the applicable Single Loss Limit of Insurance.

If a Single Loss is covered under more than one Coverage within an Insuring Agreement, the Single Loss Deductible Amount set forth in ITEM 4 of the Declarations for each applicable Coverage will apply separately to the part of such Single Loss covered under such Coverage, however the sum of such Single Loss Deductible Amounts for such Single Loss will not exceed the highest applicable Single Loss Deductible Amount for any such Coverage.

The Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any loss of the kind covered by the terms of this bond that exceeds 25% of the Single Loss Deductible Amount applicable to such loss, whether or not the Company is liable therefor, and upon the request of the Company will file with it a brief statement giving the particulars concerning such loss.

G.	NON-ACCUMULATION OF LIMITS

The Single Loss Limit of Insurance of the Company is not cumulative in amount from Bond Period to Bond Period, regardless of the number of years this bond is in force, the number of times this bond may be renewed or replaced, or the number of premiums that are payable or paid.

H.	NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS

1.	At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or Investment Adviser must give the Company notice thereof.

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2.	Within six months after such discovery, the Insured or Investment Adviser must furnish to the Company proof of loss, duly sworn to, with full particulars.

3.	Lost Certificated Securities listed in a proof of loss will be identified by certificate or bond numbers if such securities were issued therewith.

4.

Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E., or to recover attorney’s fees paid in any such suit, will be brought within 24 months from the date upon which the judgment and such suit will become final.

5.

If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

6.

This bond is for the use and benefit only of the Insured, and the Company will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceedings will be brought hereunder by anyone other than the Insured.

I.	VALUATION

1.	Money

Any loss of Money, or loss payable in Money, will be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the U.S. dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

2.	Securities

The Company will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day that the loss is settled. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or, at the option of the Insured, arbitration.

If the applicable coverage of this bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

If, at the instance of the Company, the Insured or any customer of the Insured becomes principal upon any bonds, or gives any undertakings, required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Company is liable under this bond, the Company will become surety upon such bonds or undertakings without premium charge and will indemnify the Insured or such customer against any loss that the Insured or such customer may sustain by reason of having become principal upon any such bonds or having given any such undertakings. The amount of indemnity under this paragraph will not exceed the amount stated in ITEM 4 of the Declarations for the applicable Insuring Agreement.

3.	Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Company will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other

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materials plus the cost of labor for the actual transcription or copying of data that have been furnished by the Insured in order to reproduce such books and other records.

4.	Property other than Money, Securities, Books of Account or Other Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, except damage covered under Insuring Agreement B.2. or B.3., the Company will not be liable for more than the actual cash value of such Property. The Company may, at its election, pay the actual cash value of, repair or replace such Property.

With respect to damage of Property covered under Insuring Agreement B.2., the Company will be liable for the full cost of repair or replacement of such Property, without deduction for depreciation.

Disagreement between the Company and the Insured as to the cash value, replacement value or as to the adequacy of repair or replacement will be resolved by agreement or, at the option of the Insured, arbitration.

J.	ASSIGNMENT

In the event of payment under this bond, the Insured or Investment Adviser will deliver, if so requested by the Company, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

K.	SUBROGATION

In the event of payment under this bond, the Company will be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment. If the rules of a Depository provide that the Insured will be assessed for a portion of any judgment (or agreed settlement) taken by the Company based upon the assignment set forth in Condition J. above and the Insured actually pays such assessment, the Company will reimburse the Insured for the amount of the assessment. However, such reimbursement will not exceed the amount of the loss payment by the Company.

L.	RECOVERIES

1.	All recoveries, whether effected by the Company or by the Insured will be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:

a.

first, to the Insured to reimburse the Insured for loss sustained that would have been paid under this bond but for the fact that such loss is in excess of the Single Loss Limit of Insurance, provided however, such loss does not include claim expense payments made by the Insured in excess of the Single Loss Limit of Insurance of Insuring Agreement G and such payments will not be deemed excess for purposes of establishing order of priority;

b.	second, to the Company in satisfaction of amounts paid or to be paid to the Insured in settlement of the Insured’s claim;

c.	third, to the Insured in satisfaction of any Single Loss Deductible Amount; and

d.	fourth, to the Insured in satisfaction of any loss not covered under this bond.

2.	Recovery on account of loss of securities as set forth in Condition I.2., or recovery from reinsurance or indemnity of the Company, will not be deemed a recovery as used herein.

In determining the amount of any loss covered under this bond, all Money received by the Insured from any source whatsoever in connection with any matter from which a loss has arisen, including payments and receipts of principal, interest, dividends, commission, and the like, received prior to a loss settlement under this bond, will be deducted from the amount actually paid out, advanced, withdrawn, taken or otherwise lost or stolen. The value of all property received by the Insured from any source whatever and

IVBB-16001 Ed. 01-16	Page 22 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

whenever received, in connection with any matter from which a loss has arisen, will be valued as of the date received and will likewise be deducted from the claimed loss.

M.	COOPERATION

Upon the Company’s request, and at reasonable times and places designated by the Company, the Insured will:

1.	submit to examination by the Company and subscribe to the same under oath;

2.	produce for the Company’s examination all pertinent records; and

3.	cooperate with the Company in all matters pertaining to the loss.

The Insured will execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein.

The Insured will do nothing after discovery of loss to prejudice such rights or causes of action and must do everything reasonably necessary to secure those rights and causes of action.

N.	ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature that is a Forgery, or that it be obtained through trick, artifice, fraud or false pretenses, the alteration, Counterfeit, or signature must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

O.	LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE

With respect to any Single Loss that is recoverable or recovered in whole or in part under any other bonds or policies issued by the Company to the Insured or to any predecessor in interest of the Insured and canceled or terminated or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Company under this bond and under such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Company and canceled, terminated or allowed to expire, the Company, with respect to any loss sustained prior to such cancelation, termination or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, will be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

P.	OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder applies only as excess over any valid and collectible insurance or indemnity obtained by:

1.	the Insured;

2.	anyone other than the Insured;

3.	a Transportation Company;

4.	another entity on whose premises the loss occurred or that employed the person causing the loss; or

5.	the messenger conveying the Property involved.

IVBB-16001 Ed. 01-16	Page 23 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

Q.	COVERED PROPERTY

This bond applies to loss of Property:

1.	that is owned by the Insured;

2.	that is held by the Insured in any capacity; or

3.	for which the Insured is responsible,

prior to or at the time of the occurrence of the loss. This bond is for the sole use and benefit of the Insured.

R.	CANCELATION, TERMINATION, CHANGE, OR MODIFICATION

1.	Cancelation

a.

This bond is canceled in its entirety immediately upon receipt by the Company of a Written notice from the Insured or an Investment Adviser of its desire to cancel this bond, provided the Insured or Investment Adviser has provided at least 60 days’ advance Written notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or Investment Adviser, however the cancelation will not be effective until 60 days after receipt of Written notice by all other Insureds.

b.	This bond is canceled in its entirety 60 days after the receipt by each Insured and the SEC, of a Written notice from the Company of its desire to cancel this bond.

c.

Coverage is canceled as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor 60 days after the receipt by the Insured and the SEC, of a written notice from the Company of its desire to cancel coverage under this bond as to such person.

2.	Termination

a.	This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.

b.	This bond terminates as to any Insured:

(1)	immediately upon the surrender of such Insured’s charter to any governmental authority; or

(2)	immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

whichever occurs first.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

c.	Coverage terminates as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor:

(1)	as soon as any Director or Officer or Insured not in collusion with such person, learns of any dishonest or fraudulent employment related act, including Larceny or Embezzlement; or

(2)	60 days after any director or officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent non-employment related act,

IVBB-16001 Ed. 01-16	Page 24 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

including Larceny or Embezzlement, that resulted in a loss of Property in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person.

However, termination of coverage as to any Employee as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3.	Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by Written endorsement issued to form a part of this bond and including the signature of the Company’s Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after Written notification has been furnished to the SEC by the Insured, Investment Adviser or the Company. If more than one Insured is named under this bond, the Company will give Written notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

S.	DISCOVERY PERIOD

At any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an Investment Adviser, or the Company, the Insured or an Investment Adviser may give to the Company written notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such cancelation or termination and will pay an additional premium therefor.

Upon receipt of such notice from the Insured or an Investment Adviser, the Company will give its written consent thereto; provided, that such additional period of time terminates immediately:

1.

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

2.	upon any takeover of the Insured’s business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose,

whichever occurs first, and without the necessity of the Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Company will refund on a pro-rata basis, any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any state or federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

The Company’s total liability for any loss discovered during such additional period of time is part of, and not in addition to, the Single Loss Limit of Insurance of the Bond Period that terminates immediately preceding the effective date of such additional period.

T.	HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

IVBB-16001 Ed. 01-16	Page 25 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NOTIFICATION ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION:

In the event this bond is canceled, terminated, reduced, non-renewed or restrictively modified by the Company, the Company will endeavor to give 60 days’ advance notice to the party listed below, but failure to do so will not impair or delay the effectiveness of any such cancelation, termination, reduction, nonrenewal, or restrictive modification, nor will the Company be held liable in any way for such failure.

Financial Industry Regulatory Authority

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:    Travelers Casualty and Surety Company of America

Policy Number:    106750424

IVBB-19021 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1.	The following entities are deleted from the list of Insureds:

2.	The following entities are added to the list of Insureds:

Wasatch Core Growth Fund

Wasatch International Growth Fund

Wasatch International Opportunities Fund

Wasatch Micro Cap Fund

Wasatch Micro Cap Value Fund

Wasatch Small Cap Growth Fund

Wastach Small Cap Value Fund

Wasatch Ultra Growth Fund

Wasatch-Hoisington U.S. Treasury Fund

Wasatch Emerging Markets Small Cap Fund

Wasatch Emerging Markets Select Fund

Wasatch Emerging India Fund

Wasatch Global Opportunities Fund

Wasatch Frontier Emerging Small Countries Fund

Wasatch Global Value Fund WA Holdings, Inc.

Wasatch Global Investors, Inc (f/k/a Wasatch Advisors, Inc)

Wasatch Funds Trust (f/k/a Wasatch Funds, Inc.)

Wasatch Global Select Fund

Wasatch International Select Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number:106750424

IVBB-19005 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION:

Loss resulting from the Insured accepting, paying, or cashing any Negotiable Instrument or Withdrawal Order made or drawn on a customer’s account, which bears an unauthorized signature or an unauthorized endorsement, provided that the Insured has on file the signatures of all persons authorized to sign or endorse such Negotiable Instrument or Withdrawal Order.

2.	The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:

N.	ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature or endorsement which is a Forgery or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, Counterfeit, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:    Travelers Casualty and Surety Company of America

Policy Number:    106750424

IVBB-19010 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

NEWLY CREATED INVESTMENT FUNDS OR PORTFOLIOS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following replaces section III. GENERAL AGREEMENTS, A.:

A.	ORGANIC GROWTH

This bond will include coverage for any Newly Created Investment Fund or Portfolio, provided the Insured or the Investment Adviser submits to the Company, following the end of each Bond Period, a list of all Newly Created Investment Fund or Portfolios created and offered during such Bond Period, including the estimated assets of each Newly Created Investment Fund or Portfolio and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Funds or Portfolio, unless such prospectuses and statements of additional information have been previously submitted to the Company.

Following the end of each Policy Period, any Newly Created Investment Fund or Portfolio created during such Policy Period will continue to be insured only if:

1.	the Company is notified as set forth in this General Agreement;

2.	the information required by this General Agreement has been provided to the Company; and

3.	the Company acknowledges the addition of such Newly Created Investment Fund or Portfolio by Written endorsement issued to and forming a part of this bond.

2.	The following is added to section IV. DEFINITIONS:

Newly Created Investment Fund or Portfolio means any new fund or portfolio created and offered by an Insured or Investment Adviser and for which registration with the SEC has been declared.

Newly Created Investment Fund or Portfolio does not include any fund or portfolio that was part of any consolidation, merger, purchase, or acquisition as described in section III. GENERAL AGREEMENTS, B.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company:  Travelers Casualty and Surety Company of America

Bond Number:   106750424

IVBB-10004 Ed. 09-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATED PHONE SYSTEMS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to ITEM 4. of the Declarations

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT

AUTOMATED PHONE SYSTEMS	$2,500,000	$25,000

2.	The following is added to section II. INSURING AGREEMENTS:

AUTOMATED PHONE SYSTEMS (“APS”)

Loss caused directly by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive the Insured; provided that the entity that receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement.

2.	The following are added to section IV. DEFINITIONS:

APS or Automated Phone System means an automated system that receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; but does not include transmissions from a Computer System or part thereof.

APS Designated Procedures means the following procedures:

1.

Logging: All APS Transaction requests must be logged or otherwise recorded so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records must be retained for at least six months. Information contained in the records must be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

2.

Identity Test: The identity of the caller in any request for an APS Transaction must be tested before executing that APS Transaction by requiring the entry by the caller of an identification number consisting of at least four digits or characters.

3.

Contemporaneous Confirmation: All information in each request for an APS Transaction that is necessary to effect such APS Transaction must be contemporaneously repeated to the caller, and no such APS Transaction will be executed unless the caller has confirmed the accuracy of such information.

4.

Written Confirmation: A written confirmation of each APS Transaction must be sent to the shareholders to whose account such APS Transaction relates, at the record address, by the end of the Insured’s next regular processing cycle, but no later than five business days following such APS Transaction.

5.	Access to APS Equipment: Physical access to APS Equipment must be limited to duly authorized personnel.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106750424

IVBB-10010 Ed. 11-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

APS Election means any election concerning dividend options available to the Insured’s shareholders that is requested through an Automated Phone System.

APS Exchange means any exchange of shares in a registered account of one Insured into shares in an identically registered account of another Insured in the same complex pursuant to exchange privileges of the two Insureds, which exchange is requested through an Automated Phone System.

APS Purchase means any purchase of shares issued by an Investment Advisor that is requested through an Automated Phone System.

APS Redemption means any redemption of shares issued by an Investment Advisor that is requested through an Automated Phone System.

APS Transaction means any APS Redemption, APS Election, APS Exchange, or APS Purchase.

Officially Designated means designated in writing signed by a shareholder of record of an Insured, either in such shareholder’s initial application for the purchase of an Insured’s shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

Signature Guarantee means a Written guarantee of a signature that is made by a Financial Institution whose deposits are insured by the Federal Deposit Insurance Corporation, or by a broker that is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.	Solely with respect to the Automated Phone Systems Insuring Agreement, the following are added to section V. EXCLUSIONS:

This bond does not cover:

a.	Any loss covered under any other Insuring Agreement of this bond:

b.	Any loss resulting directly or indirectly from:

(1)

Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds;

(2)

Any APS Redemption of an Insured’s shares that had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption;

(3)

Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account that was either (i) designated over the telephone fewer than 30 days prior to such redemption, or (ii) designated in writing less than one day prior to such redemption;

(4)	The failure to pay for shares attempted to be purchased, or

(5)	The intentional failure to adhere to one or more APS Designated Procedures.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

IVBB-10010 Ed. 11-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FACSIMILE SIGNATURES INSURING AGREEMENT ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to ITEM 4. Of the DECLARATIONS:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount

Facsimile Signatures	$2,500,000	$25,000

2.	The following is added to section II. INSURING AGREEMENTS:

FACSIMILE SIGNATURES

Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received, from the Insured or the New York Stock Exchange, specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction thereof, whether such facsimile is the valid facsimile signature adopted by the Insured or is one resembling or purporting to be such valid facsimile signature, regardless of by whom or by what means it may have been imprinted, and whether or not such Loss is sustained because of the Insured having entered into any legal liability agreement whenever such facsimile or one resembling or purporting to be the valid facsimile signature is used; provided, however, that:

1.	such facsimile signature is used on a document:

a.

as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the issuing association, company or corporation; or

b.

as the signature to a power of substitution, designating one or more substitutes to make the actual transfer, on the books of the issuer, of shares of stock, or other registered securities, with respect to which the Insured may now or at any time hereafter be named as attorney to effect such a transfer, whether such power of substitution is embodied in an endorsement on the certificate for such shares of stock or other registered securities, or in a separate instrument;

2.

the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature, and such agreement, if any, was required by the Exchange as a condition to not interposing any such objection; and

3.	this Insuring Agreement shall not apply to any Certificated Securities that are Counterfeit.

3.	The following is added to section V. EXCLUSIONS, A.:

Exclusion A does not apply to the Facsimile Signatures Insuring Agreement.

4.	The following is added to section V. EXCLUSIONS, E.:

Exclusion E does not apply to the Facsimile Signatures Insuring Agreement.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106750424

IVBB-10018 Ed. 06-17	Page 1 of 1
© 2017 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

FUNDS TRANSFER FRAUD INSURING AGREEMENT ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to ITEM 4. of the Declarations, Insuring Agreement I.:

INSURING AGREEMENT I. COMPUTER SYSTEMS	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT

Coverage I.4. Funds Transfer Fraud – Insured’s Property	$2,500,000	$25,000

2.	The following is added to section II. INSURING AGREEMENTS, I. COMPUTER SYSTEMS:

Coverage I.4.            Funds Transfer Fraud – Insured’s Property

Loss resulting directly from Funds Transfer Fraud.

3.	The following is added to section IV. DEFINITIONS:

Funds Transfer Fraud means an electronic, telegraphic, cable, teletype, telephone, or written instruction to a Financial Institution at which the Insured maintains an account, purportedly sent by the Insured and directing the Financial Institution to debit an account belonging to the Insured, and to transfer, pay, or deliver Money from the Insured’s account, (including recurring debits at pre-established specified intervals and conditions), but was in fact transmitted or altered by someone other than the Insured without the Insured’s knowledge or consent.

4.	The following replaces section V. EXCLUSIONS, A.:

This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F, G, or I.4.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company:    Travelers Casualty and Surety Company of America

Bond Number:    106750424

IVBB-10021 Ed. 04-18	Page 1 of 1
© 2018 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN INSURING AGREEMENT A.1. SINGLE LOSS LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS, E. SINGLE LOSS LIMIT OF INSURANCE:

Notwithstanding the previous paragraph, if the Insured, while this bond is in force, requires an increase in the limit of Insuring Agreement A.1. in order to comply with SEC Regulation 17g-1, as a result of:

1.	an increase in assets under management by current Insureds under the bond, per the terms of section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH; or

2.	an increase in assets under management due to the addition of new investment companies per the terms of section III. GENERAL AGREEMENTS, B. CONSOLIDATION – MERGER – PURCHASE OR ACQUISTION OF ASSETS,

the Single Loss Limit of Insurance for Insuring Agreement A.1. will automatically be increased to comply with Regulation 17g-1 without the payment of additional premium, for the remainder of the Bond Period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106750424

IVBB-19044 Ed. 05-18	Page 1 of 1
© 2018 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REPLACE GENERAL AGREEMENT A. ORGANIC GROWTH ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH:

If an Insured or Investment Adviser, while this bond is in force, adds additional Employees or experiences an increase in assets under management, other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or liabilities of, another institution, such Employees or increased assets under management will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106750424

IVBB-19045 Ed. 03-19	Page 1 of 1
© 2019 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section IV. DEFINITIONS:

Financial Interest means the first named Insured’s insurable interest in an Insured that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the first named Insured’s:

1.

ownership of the majority of the outstanding securities or voting rights of the Insured representing the present right to elect, appoint, or exercise a majority control over such Insured’s board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

2.	indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

3.	election or obligation to obtain insurance for such Insured.

2.	The following is added to section VI. CONDITIONS, M. COOPERATION:

In the event the Company indemnifies the first named Insured on account of its Financial Interest in an Insured, as a condition precedent to exercising rights under this bond, the first named Insured will cause such Insured to comply with the conditions of this bond.

3.	The following are added to section VI. CONDITIONS:

TERRITORY COVERED

1.	This bond does not apply to:

a.	loss sustained by an Insured domiciled; or

b.	loss of or damage to property located,

in any country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

2.

In the event an Insured sustains loss referenced in a. above to which this bond would have applied, the Company will reimburse the first named Insured for its loss, on account of its Financial Interest in such Insured.

SANCTIONS

This bond will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106750424

IVBB-19038 Ed. 04-22	Page 1 of 1
© 2022 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UTAH CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section VI. CONDITIONS, H. NOTICE – PROOF OF LOSS – LEGAL PROCEEDINGS, 1., 2., and 4.:

H.	NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS

1.

At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or Investment Adviser will give the Company notice thereof, provided however, that notice of loss given by or on behalf of the Insured or Investment Adviser to an authorized agent or broker of the Company with particulars sufficient to identify this bond constitutes notice to the Company. Failure to give such notice within the 90 day period specified will not invalidate a claim made by the Insured or Investment Adviser, if the Insured or Investment Adviser shows that it was not reasonably possible to give the notice within the prescribed time and that notice was given as soon as reasonably possible.

2.

Within six months after such discovery, the Insured or Investment Adviser must furnish to the Company proof of loss, duly sworn to, with full particulars. Failure to file such proof of loss within the six-month period specified will not invalidate a claim made by the Insured or Investment Adviser, if the Insured or Investment Adviser shows that it was not reasonably possible to file the proof of loss within the prescribed time and that proof of loss was furnished as soon as reasonably possible.

4.

Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of three years from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E, or to recover attorney’s fees paid in any such suit, will be brought within three years from the date upon which the judgment and such suit will become final.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106750424

IVBB-17019 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

UTAH CANCELATION, TERMINATION, CHANGE, OR MODIFICATION ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following replaces section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION, 1. b.:

b.

This bond may be canceled in its entirety 60 days after the receipt by each Insured and the SEC, of a Written notice from the Company of its desire to cancel this bond, provided, however, if this bond has been in effect for more than 60 days or is a renewal the Company may only cancel this bond for one or more of the following reasons:

(1)	nonpayment of premium;

(2)	material misrepresentation;

(3)	substantial changes in the risk assumed by the Company, unless the Company should reasonably have foreseen the change or contemplated the risk when entering into the contract; or

(4)	substantial breaches of contractual duties, conditions, or warranties.

Such notice of cancelation will be mailed by first class mail or delivered by the Company to the Insured at the address set forth in ITEM 1 of the Declarations, and to the SEC and every other Insured, and will include a statement as to the reason for the cancelation.

If this bond has been in effect for 60 days or more or is a renewal, notice of cancelation due to nonpayment of premium will include a statement with the reason for cancelation and will also be delivered or sent by first class mail to:

1.	the agent of record, with such notice being delivered or sent to the agent on or before the day on which notice is provided to the each Insured and the SEC;

2.	each assignee named in this bond; and

3.	if this bond provides property insurance, each mortgagee or lienholder or loss payee named in this bond.

2.	The following replaces section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION, 2.a.:

a.

This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations, provided notice has been given to each Insured and the SEC at least 60 days prior to such date.

3.	The following is added to section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION:

Nonrenewal

The Company will not be required to renew this bond upon its expiration. If the Company elects not to renew, the Company will deliver or send by first class mail Written notice to that effect to the Insured set forth in ITEM 1 of the Declarations, the SEC, and every other Insured, at least 60 days before the Expiration Date set forth in ITEM 2 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106750424

IVBB-18031 Rev. 07-21	Page 1 of 1
© 2021 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:

Forms and endorsements amended:

IVBB-19005-0116

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:  Travelers Casualty and Surety Company of America                         Effective Date:08/22/2022

Policy Number:  106750424

IVBB-19001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1.	The following entities are deleted from the list of Insureds:

2.	The following entities are added to the list of Insureds:

Wasatch Core Growth Fund

Wasatch International Growth Fund

Wasatch International Opportunities Fund

Wasatch Micro Cap Fund

Wasatch Micro Cap Value Fund

Wasatch Small Cap Growth Fund

Wastach Small Cap Value Fund

Wasatch Ultra Growth Fund

Wasatch-Hoisington U.S. Treasury Fund

Wasatch Emerging Markets Small Cap Fund

Wasatch Emerging Markets Select Fund

Wasatch Emerging India Fund

Wasatch Global Opportunities Fund

Wasatch Frontier Emerging Small Countries Fund

Wasatch Global Value Fund

WA Holdings, Inc.

Wasatch Advisors, Inc. d/b/a Wasatch Global Investors

Wasatch Funds Trust (f/k/a Wasatch Funds, Inc.)

Wasatch Global Select Fund

Wasatch International Select Fund

Wasatch Greater China Fund

Wasatch Long/Short Alpha Fund

Wasatch US Select Fund

Issuing Company:  Travelers Casualty and Surety Company of America

Policy Number:  106750424

IVBB-19005 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19005 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 2 of 2

301 E. Fourth St., Cincinnati, OH 45202

Your Great American Insurance Policy®

GREAT AMERICAN INSURANCE GROUP | Fidelity / Crime

25 Fidelity / Crime 1995 2020

0790FIC (01/20) © 2020 Great American Insurance Company

800-545-4269
GAIG.com

R * B0 * 06/09/2022 * XSC E613117 02 00	Great American Insurance Company
017906

IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department

Great American Insurance Group

Five Waterside Crossing

Windsor, CT 06095

(860) 298-7330

(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

R * B0 * 06/09/2022 * XSC E613117 02 00	Great American Insurance Company
017906
FXS 1101 (Ed. 05 14)

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

GREAT AMERICAN INSURANCE COMPANY

(herein called UNDERWRITER)

Bond No.:	XSC E613117 02 00

Named Insured: Wasatch Funds Trust

(herein called Insured)

Address:	505 Wakara Way
Suite 300, 3rd Floor
Salt Lake City, UT 84108

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the INSURED, and subject to the terms and conditions of the underlying coverage scheduled in Item 3. below, as excess and not contributing insurance, agrees to pay the INSURED for loss which:

(a)	Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in Item 3., and

(b)	for which the Underlying Carrier(s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier’s(s) liability.

Item 1.	Bond Period: from 12:01 a.m. on		06/13/2022 to 12:01 a.m. on	06/13/2023

			(inception)	(expiration)

Item 2.	Single Loss Limit of Liability at Inception: $ 10,000,000

Coverage(s) Provided:

A. Fidelity - Coverage A.1 Larceny or Embezzlement; B. On Premises, C. In Transit and F. Counterfeit Money and Counterfeit Money Orders.

Item 3.	Underlying Coverage Schedule:

	A)	Company:	Travelers Casualty and Surety Company of America

		Single Loss Limit:	$ 10,000,000

		Deductible Amount:	$ 25,000

		Bond Number:	106750424

		Bond Period:	from 12:01 a.m. on 06/13/2022 to 12:01 a.m. on 06/13/2023

FXS 1101 (Ed. 05/14)	(Page 1 of 2)

R * B0 * 06/09/2022 * XSC E613117 02 00	Great American Insurance Company
017906

Item 4.	Coverage provided by this Bond is subject to the following attached Rider(s): No. 1.

Item 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. XSC E613117 01, the cancellation to be effective at the same time this Bond become effective.

FXS 1101 (Ed. 05/14)	(Page 2 of 2)

R * B0 * 06/09/2022 * XSC E613117 02 00	Great American Insurance Company
017906
FXS 11 02 (Ed. 05 14)

RIDER NO. 1

EXCLUDE ALL SUB-LIMITED COVERAGE(S)

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: XSC E613117 02 00

In favor of: Wasatch Funds Trust

It is agreed that:

1.	Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Underlying Bond(s).

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/13/2022 standard time.

FXS 11 02 (Ed. 05/14)	(Page 1 of 1)

R * B0 * 06/09/2022 * XSC E613117 02 00	Great American Insurance Company
017906
FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

FI 73 41 (Ed. 04/17)	Copyright Great American Insurance Co., 2009

Policy Number: 13 FI 0356049-22

THE HARTFORD PREMIER EXCESSSM

FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.

One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930

This policy is issued by the stock insurance company listed above, herein called the Insurer.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
WASATCH FUNDS TRUST	13654074
505 WAKARA WAY 3RD FLOOR	AMWINS BROKERAGE OF NEW JERSEY
EMIGRATION CANYON, UT 84108	105 FIELDCREST AVENUE SUITE 2
EDISON, NJ 08837

Item 2: Policy Period:	From 12:01 a.m. on 06/13/2022 to 12:01 a.m. on 06/13/2023
(local time at the address shown in Item 1.)

Item 3:	Limit of Liability each Policy Period:
	Single Loss Limit of Liability:	$10,000,000
	Aggregate Limit of Liability:	$N/A

Item 4: Premium:	$10,405

Item 5: Followed Policy:
Company:	TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA
Policy Number:	106750424

Item 6: Address for Claims-Related Notices:	Item 7. Address for all other Notices:

The Hartford	The Hartford
Hartford Financial Lines	Hartford Financial Lines
One Hartford Plaza	One Hartford Plaza
Hartford, CT 06115	Hartford, CT 06115

HFPClaims@thehartford.com	HFPExpress@thehartford.com
Fax: (917) 464-6000	Fax: (866) 586-4550

UX 00 H050 00 1220	© 2020, The Hartford	Page 1 of 2

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment		Aggregate
TRAVELERS CASUALTY AND	106750424	$10,000,000		N/A
SURETY COMPANY OF AMERICA

GREAT AMERICAN E&S INSURANCE	XSC E613117 02 00	$10,000,000	Excess of	N/A
COMPANY		$10,000,000

Date 07/07/2022

UX 00 H050 00 1220	© 2020, The Hartford	Page 2 of 2

GU207

(6-78)

ENDORSEMENT

This endorsement, effective on 06/13/2022 at 12:01 A.M standard time, forms a part of

Policy No.	13 FI 0356049-22 of the TWIN CITY FIRE INSURANCE CO.

Issued to	WASATCH FUNDS TRUST

Douglas Elliot, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS

	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY

1	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

2	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT

	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)

	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

Rev. Ed. Date (04/02) GU 207 (6-78)

THE HARTFORD PREMIER EXCESS POLICY

I.	INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the Followed Policy, except as otherwise provided herein.

II.	LIMIT OF LIABILITY

Liability for Loss shall attach to the Insurer only after the Underlying Limits shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the Underlying Insurance or by or on behalf of the Insured(s) by any source. The Insurer shall then be liable to pay Loss in excess of the Underlying Limits up to the Limit of Liability set forth in Item 3. of the Declarations. If the Underlying Limits are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III.	GENERAL CONDITIONS

(A)

This policy is issued in reliance upon the representations, materials and information contained in the Application for the Followed Policy and is subject to the terms, conditions, and limitations contained in the Followed Policy (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B)

This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the Followed Policy, except that the Pending & Prior Litigation Date set forth in Item 8. of the Declarations applies.

(C)	The risk of uncollectibility of any Underlying Insurance (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D)

This policy does not provide coverage above any sub-limit of liability available under the Underlying Insurance. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the Underlying Insurance.

(E)

All notices shall be given to the Insurer at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the Followed Policy.

(F)

Any modification to this policy or to the Underlying Insurance, or any assignment of interest under this policy, must be agreed to in writing by the Insurer in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy’s excess position or attachment point.

(G)

If the Insured(s) elect and are granted an extended reporting period under the Followed Policy, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the Followed Policy.

IV.	DEFINITIONS

(A)	Followed Policy, Underlying Insurance, Insurer, Premium, Policy Period, Pending & Prior Litigation Date and Limit of Liability are defined as set forth in the Declarations.

(B)	Underlying Limits means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all Underlying Insurance, plus any applicable uninsured retention.

(C)	All other capitalized terms are defined as set forth in the Followed Policy.

UX 00 H003 00 0815	© 2015, The Hartford	Page 1 of 1
13 FI 0356049-22 06/13/2022

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 06/13/2022		forms part
of policy number	13 Fl 0356049-22

issued to:	WASATCH FUNDS TRUST

by:	TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I.	Notice of Claim or Wrongful Act

A.	A notice of any Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPCIaims@thehartford.com
Fax: (917) 464-6000

B.

Where it is stated in the policy or declarations page that a notice of any Claim or Wrongful Act shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPCIaims@thehartford.com
Fax: (917) 464-6000

II.	All Other Notices

A.	All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPExpress@thehartford.com
Fax: (866) 586-4550

HG 00 H009 01 0708	© 2008, The Hartford	Page 1 of 2

ENDORSEMENT NO:    1

B.

With the exception of notice of a Claim or Wrongful Act, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

Douglas Elliot, President

HG 00 H009 01 0708	© 2008, The Hartford	Page 2 of 2

ENDORSEMENT NO:2

This endorsement, effective 12:01 am, 06/13/2022		forms part
of policy number	13 Fl 0356049-22

issued to:	WASATCH FUNDS TRUST

by:	TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I.	Section III. GENERAL CONDITIONS is amended as follows:

●	Paragraphs (B) and (G) are deleted.

●	Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer’s maximum liability under this policy for any one Loss.

●

Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer’s total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.

●	Any references to “retention” shall be replaced with “applicable retention or deductible”.

II.	Section IV. DEFINITIONS is amended as follows:

●	In Definition (B) Underlying Limits, “Item 9” is deleted and replaced with “Item 8”.

All other terms and conditions remain unchanged.

Douglas Elliot, President

UX 00 H051 00 1220	© 2020, The Hartford	Page 1 of 1

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”) ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. Please read this Notice carefully.

The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called “Specially Designated Nationals and Blocked Persons” or “SDNs”. Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC’s web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

HG 00 H129 00 1016	© 2016, The Hartford	Page 1 of 1

Producer Compensation Notice

You can review and obtain information on The Hartford’s

producer compensation practices at www.thehartford.com

or at 1-800-592-5717.

F-5267-0 HR 00 H093 00 0207 13 FI 0356049-22 06/13/2022	© 2007, The Hartford	Page 1 of 1

Secretary’s Certificate

I, Russell L. Biles, Secretary of Wasatch Funds Trust (the “Funds” or the “Trust”), hereby certify that the following resolutions were adopted by the Board of Trustees, including a majority of the Board of Trustees of the Funds who are not “interested persons” as defined in the Investment Company Act of 1940, as amended (the “Independent Trustees”) of the Funds at meetings duly called and held on May 10-12, 2022 at which a quorum was present and acting throughout:

WHEREAS, Rule 17g-1 of the 1940 Act provides, among other things: (1) that registered investment companies provide fidelity coverage against larceny and embezzlement covering each officer and employee of the investment company who has access to its securities or funds, (2) that said coverage shall not be terminated or modified except after written notice has been given to the affected parties and to the SEC not less than 60 days prior to the effective date of termination or modification, (3) that such coverage shall be in an amount deemed reasonable by a majority of the Independent Trustees, (4) that such Trustees shall give consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangement made for the custody and safekeeping of such assets, and the nature of the securities in the Trust’s portfolio, provided that the minimum coverage required by Rule 17g-1(d) is obtained, (5) that this determination by the non-interested Trustees be made not less than once every 12 months, and (6) that copies of such resolutions, true copies of any fidelity coverage and certain other documents be filed within certain specified notification periods with the SEC; and

WHEREAS, the Funds and Wasatch Global Investors, Inc. (the “Advisor”) issued by Travelers Casualty & Surety Co., providing coverage of $10 million to the Advisor and the Funds; and

WHEREAS, the Funds and the Advisor are named insureds on a $10 million excess bond underwritten by Great American Insurance Company and an additional $10 million excess bond underwritten by Twin City Fire Insurance Co. (Hartford) (each an “Excess Bond’, and together, the “Excess Bonds”); and

WHEREAS, the Funds and the Advisor have executed an Agreement Among Insureds (the “Allocation Agreement”) to meet the requirements of Rule 17g-1(f) of the 1940 Act and to ensure that premiums on the Bond and any recovery received under the Bond are allocated in a fair and equitable manner.

NOW, THEREFORE, BE IT RESOLVED, that the Bond insuring the Funds and Advisor for $10 million, or such greater amounts as the officers of the Trust may from time to time determine in accordance with the provisions of Rule 17g-1 of the 1940 Act, is hereby deemed to be reasonable in form and amount as required by and considering all relevant factors as provided in Rule 17g-1 and the renewal of the Bond is hereby approved from June 13, 2022 through June 13, 2023; and it is

FURTHER RESOLVED, that the Excess Bond coverage written by Great American Insurance Company insuring the Funds and the Advisor for $10 million, or such greater amounts as the officers of the Trust may from time to time determine in accordance with the provisions of Rule 17g-1 of the 1940 Act, is hereby deemed to be reasonable in form and amount as required by and considering all relevant factors as provided in Rule 17g-1 and the renewal of the Excess Bond is hereby approved from June 13, 2022 through June 13, 2023; and it is

FURTHER RESOLVED, that the Excess Bond coverage written by Twin City Insurance Company (Hartford) insuring the Funds and the Advisor for $10 million, or such greater amounts as the officers of the Trust may from time to time determine in accordance with the provisions of Rule 17g-1 of the 1940 Act, is hereby deemed to be reasonable in form and amount as required by and considering all relevant factors as provided in Rule 17g-1 and the renewal of the Excess Bond is hereby approved from June 13, 2022 through June 13, 2023; and it is

FURTHER RESOLVED, that the Board has determined that the continued participation by the Funds and the Advisor in the Bond and the Allocation Agreement is fair and reasonable and in the best interests of the Funds; and it is

FURTHER RESOLVED, that after having given due consideration to all relevant factors including, but not limited to (i) the number of other parties named as insureds, (ii) the nature of the business activities, (iii) the amount of the Bond, (iv) the ratable allocation of the premium among the Funds and the Advisor, and (v) the extent to which the share of the premium allocated to the Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured fidelity bond, the Board, including all the Independent Trustees, hereby approves the allocation of the premium for the Bond in accordance with the provisions of the Allocation Agreement; and it is

FURTHER RESOLVED, that the payment of $17,892 of the total premium of $39,760 for the Bond and Excess Bonds for the Funds for the period June 13, 2022 through June 13, 2023 be, and it hereby is approved; and it is

FURTHER RESOLVED, that the Secretary or any appropriate officer of the Funds shall file or cause to be filed the binder to the Bond and appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-1; and it is

FURTHER RESOLVED, that any officer of the Funds be, and each of them hereby is, authorized to execute and deliver the Bond and make any and all payments and do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the preceding resolutions.

/s/ Russell L. Biles

Russell L. Biles

Secretary

Dated: August 24, 2022

AGREEMENT AMONG INSUREDS

AGREEMENT dated the 11th day of May, 2021 between Wasatch Funds Trust (the “Funds”) and Wasatch Advisors, Inc. (the “Advisor”):

WHEREAS, the Funds and the Advisor are named insureds under certain fidelity bond coverage written by Travelers Insurance Company, Great American, and Twin City Fire Insurance Co. (the “Insurers”) in the aggregate amount of $30,000,000 as of the date of this Agreement (the “Fidelity Bonds”), which Fidelity Bonds are intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Funds and the Advisor desire to enter into an agreement in order to meet the requirements of Rule 17g-1 (f) of the 1940 Act and to assure that premiums on the Fidelity Bonds and any recovery received under the Fidelity Bonds are allocated in a fair and equitable manner;

NOW, THEREFORE, the Funds and the Advisor do hereby agree as follows:

1.        As of the date of this Agreement and on June 13th of each year the premium payable on the Fidelity Bonds by the Funds and the Advisor shall be allocated as provided in Rule 17g-1(e) under the 1940 Act.

2.        In the event that the claims of loss of the Funds and the Advisor are so related that the Insurers are entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Fidelity Bond, the following rules for determining, as between the Funds and the Advisor, the priorities for satisfaction of the claims under the Fidelity Bonds shall apply:

a.        First, all claims of the Funds which have been duly proven and established under the Fidelity Bonds shall be satisfied up to the minimum amount of the Fidelity Bonds, as determined pursuant to paragraph 1 hereof, required for the Funds, so that the Funds shall receive an amount equal to the amount which they would have otherwise received had they provided and maintained single insured bonds under Rule 17g-1(d) of the 1940 Act; and

b.        Second, the remaining amount of insurance, if any, shall then be applied to claims of the Funds and the Advisor in proportion to the total of the unsatisfied amount of the claims of the Funds and the Advisor.

IN WITNESS WHEREOF, each of the undersigned entities has caused this Agreement to be executed by an officer thereunder duly authorized as of the date first above written.

WASATCH FUNDS TRUST

By:    /s/ Russell L. Biles

Name:  Russell L. Biles

Title:  Vice President

WASATCH ADVISORS, INC. d/b/a

WASATCH GLOBAL INVESTORS

By: /s/ Michael Yeates

Name:  Michael Yeates

Title:  CFO